July 30, 2024

Paul Nungester
Chief Financial Officer
Premier Financial Corp.
601 Clinton Street
Defiance, OH 43512

       Re: Premier Financial Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response Dated July 23, 2024
           File No. 000-26850
Dear Paul Nungester:

       We have reviewed your July 23, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 9, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Loan Portfolio Composition, page 5

1. Please refer to prior comment 1. As requested in our comment, please include these requested disclosures beginning with your next Form 10-Q, rather than in your future
       Form 10-K filings as asserted in your response, or tell us why you believe these disclosures are not required in your upcoming interim filings. Considering the
       significance of your commercial real estate (   CRE   ) loan portfolio,
it appears that these
       disclosures would represent material information relevant to an assessment of your CRE portfolio and should be disclosed pursuant to Item 303(a) of Regulation S-K.
       Additionally, please clarify for us why you are unable to disclose current loan-to-value ratios and occupancy rates related to your CRE loan portfolio "due to a lack of reliable data."
2. Please refer to prior comment 2. As requested in our comment, please include these disclosures beginning with your next Form 10-Q, rather than in your future Form 10-K
 July 30, 2024
Page 2

       filings as asserted in your response, or tell us why you believe these disclosures are not required. Refer to Item 305(b) of Regulation S-K.
       Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance